CARTER HENRY'S, LLC
STATEMENT OF REVENUES AND EXPENSES
For the Year Ended December 31, 2022

	Amount	Percent
INCOME		
Sales	$ 907,566.00	100.00
TOTAL INCOME	907,566.00	100.00
COST OF GOODS SOLD		
Food	240,654.00	26.52
Alcohol	71,295.00	7.86
Merchandise	1,992.00	0.22
TOTAL COST OF GOODS SOLD	313,941.00	34.59
Gross Profit	593,625.00	65.41
EXPENSES		
Advertising	390.00	0.04
Bank charges	23,412.00	2.58
Cleaning	715.00	0.08
Comped Expenses	12,560.00	1.38
Commissions	200.00	0.02
Customer supplies	15,440.00	1.70
Glassware, silver, etc.	5,341.00	0.59
Kitchen supplies	817.00	0.09
PDX Ice	2,844.00	0.31
Small tools and equipment	911.00	0.10
Repairs and maintenance	10,313.00	1.14
Landscaping	833.00	0.09
Pest Control	1,300.00	0.14
Printing	674.00	0.07
Laundry service	11,543.00	1.27
Licenses and fees	2,432.00	0.27
Music/entertainment	2,554.00	0.28
Depreciation expense	83,989.00	9.25
Amortization expense	3,211.00	0.35
Professional fees	2,278.00	0.25
Insurance	4,530.00	0.50
Promotional	1,810.00	0.20
Wages	294,609.34	32.46
Payroll taxes	37,553.66	4.14
Rent	33,144.00	3.65

CARTER HENRY'S, LLC
STATEMENT OF REVENUES AND EXPENSES
For the Year Ended December 31, 2022

		Amount	Percent
Rent - Equipment	$	9,270.00	1.02
Travel expense		4,583.00	0.50
Payroll fees		3,070.00	0.34
Utilities		14,723.00	1.62
Employee benefits		609.00	0.07
Meals		8,575.00	0.94
Taxes - State		255.00	0.03
TOTAL EXPENSES		594,489.00	65.50
Net Income (Loss)	$	(864.00)	(0.10)

CARTER HENRY'S, LLC

STATEMENT OF ASSETS, LIABILITIES, AND EQUITY

December 31, 2022

ASSETS

Current Assets				
Cash in Bank - checking	$	13,410.01		
Cash in bank -- savings		81.84		
Total Current Assets			$	13,491.85
Other Current Assets				
Inventory		31,500.00		
Total Other Current Assets				31,500.00
Fixed Assets				
Equipment		121,195.56		
Furniture		57,531.00		
Improvements		65,361.00		
Accumulated Depreciation		(92,967.00)		
Total Fixed Assets				151,120.56
Other Assets				
Start up costs		32,500.00		
Accumulated amortization		(3,617.00)		
Total Other Assets				28,883.00
TOTAL ASSETS			$	224,995. .4

CARTER HENRY'S, LLC

STATEMENT OF ASSETS, LIABILITIES, AND EQUITY

December 31, 2022

Liabilities And Equity

Long Term Liabilities		
Loan payable - Jeff Tinkham	$ 243,375.00	
Total Long Term Liabilities		$ 243,375.00
TOTAL LIABILIITIES		243,375.00
EQUITY		
Member Equity - Jeramie Mykisen	3,038.00	
Distributions - Mykisen	(21,313.42)	
Member Equity - Jeff Tinkham	759.83	
Profit and Loss	(864.00)	
TOTAL EQUITY		(18,379.59)
Total Liabilities And Equity		$ 224,995.41